EXHIBIT 12

Baxter International Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(unaudited — in millions, except ratios)

Years ended December 31,	2013	2012	2011	2010	2009

Income before income taxes	$2,549	$2,889	$2,809	$1,890	$2,734

Fixed charges
Interest costs(1)	225	165	132	148	145
Estimated interest in rentals(2)	71	67	68	61	57

Fixed charges as defined	296	232	200	209	202

Adjustments to income
Interest costs capitalized	(70)	(52)	(40)	(33)	(28)
Net losses (gains) of less than majority-owned affiliates, net of dividends	(24)	1	4	(1)	—

Income as adjusted	$2,751	$3,070	$2,973	$2,065	$2,908

Ratio of earnings to fixed charges(3)	9.28	13.23	14.87	9.88	14.40

(1)	Excludes interest on uncertain tax positions.

(2)	Represents the estimated interest portion of rents.

(3)	Excluding the following pre-tax special items included in “Income before income taxes,” the ratio of earnings to fixed charges was 11.80, 14.67, 16.74, 15.05, 15.19, and 12.97 in 2013, 2012, 2011, 2010, and 2009, respectively.

2013:	$280 million business optimization charge, $192 million related to the acquisition and integration of Gambro, $103 million business development charges, $89 million related to tax and legal reserves associated with VAT matters in Turkey and existing class-action and other related litigation, including litigation fees, $52 million net loss principally related to the company’s derivative instruments used to hedge the anticipated foreign currency cash outflows for the Gambro acquisition, $17 million charge principally related to remediation efforts associated with modifications to the SIGMA Spectrum Infusion Pump in conjunction with re-filing for 510(k) clearance, and a charge of $11 million related to the Venezuelan currency devaluation.

2012:	$170 million charge primarily related to the settlement of certain pension obligations, $150 million business optimization charge, business development charges of $128 million principally related to upfront payments for collaboration agreements, a benefit of $91 million related to the reduction of certain contingent payment liabilities, and a net benefit of $23 million primarily related to an adjustment to infusion pump reserves.

2011:	$192 million business optimization charge, $103 million of charges principally related to asset impairments and a contribution to the Baxter International Foundation and a $79 million charge relating to the resolution of litigation pertaining to average wholesale prices and certain historical rebate and discount adjustments.

2010:	$588 million charge relating to infusion pumps, $257 million business optimization charge, $112 million impairment charge, $62 million litigation-related charge, $34 million of business development charges and a $28 million charge to write down accounts receivable in Greece.

2009:	$79 million business optimization charge, $27 million charge relating to infusion pumps and a $54 million impairment charge.